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                                                           EXHIBIT 2(ii)


AMENDMENT TO THE BY-LAWS OF
COWEN FUNDS, INC.

DATED FEBRUARY 8, 1988

RESOLVED, that Article I, Section 2 of the By-Laws of he fund be amended to read as follows:

Section 2. Special Meetings: Special meetings of the stockholders for any purpose may be called at any time by a majority of the Board of Directors, the Chairman of the Board or by the President, and shall be called by the Secretary at the request in writing of the holders of shares entitled to vote at least 10% of all the shares entitled to be voted at such meeting, provided that (a) such request shall state the purposes of such meeting and the matters proposed to be acted on and (b) the stockholders requesting such meeting shall have paid to the Corporation the reasonably estimated cost of preparing and making the notice thereof, which the Secretary shall determine and specify to such stockholders. Notwithstanding the foregoing, unless requested by the holders of shares entitled to vote a majority of all shares entitled to be voted at such meetings a special meeting of the stockholders need not be called at the request of stockholders to consider any matter that is substantially the same as a matter voted upon at any meeting of the stockholders held during the preceding twelve
(12) months. Special meetings shall be held at such place or places within or without the State of Maryland as shall from time to time be designated by the Board of Directors and stated in the notice of such meeting. At a special meeting no business shall be transacted and no corporation action shall be taken other than that stated in the notice of the meeting.